CUSIP No. 89818A102	13G	Page 1 of 6 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)

Trunkbow International Holdings Limited

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

89818A102

 (CUSIP Number)

August 3, 2010

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☐ Rule 13d-1 (c)
☒ Rule 13d-1 (d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89818A102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Capital Melody Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,580,619 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARES DISPOSITIVE POWER 7,580,619 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,580,619
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.78% (2)
12	TYPE OF REPORTING PERSON CO

(1)
Mr. Lao Chi Weng holds 100% common shares of Capital Melody Limited, but he does not have the power to vote or dispose of any of the common stock held by Capital Melody Limited. Mr. Qiang Li is the sole director of Capital Melody Limited and has the sole power to vote and dispose of our common stock held by Capital Melody Limited.

(2)	Based on 36,472,075 shares outstanding as of February 8, 2011.

CUSIP No. 89818A102	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mr. Qiang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,580,619 (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARES DISPOSITIVE POWER 7,580,619 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,580,619
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.78% (4)
12	TYPE OF REPORTING PERSON IN

(3)
.Mr. Lao Chi Weng holds 100% common shares of Capital Melody Limited, but he does not have the power to vote or dispose of any of the common stock held by Capital Melody Limited. Mr. Qiang Li is the sole director of Capital Melody Limited and has the sole power to vote and dispose of our common stock held by Capital Melody Limited.

(4)	Based on 36,472,075 shares outstanding as of February 8, 2011.

CUSIP No. 89818A102	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer: Trunkbow International Holdings Limited

Item 1(b).	Address of Issuer's Principal Executive Offices: UNIT 1217-1218, 12/F TWR B,GEMDALE PLAZA NO. 91 JIANGUO ROAD, CHAOYANG DISTRICT BEIJING F4 100022

Item 2(a).	Name of Person Filing: Capital Melody Limited and Mr. Qiang Li.

Item 2(b).	Address of Principal Business Office or if none, Residence: UNIT 1217-1218, 12/F TWR B,GEMDALE PLAZA NO. 91 JIANGUO ROAD, CHAOYANG DISTRICT BEIJING F4 100022

Item 2(c).	Citizenship: British Virgin Islands and People’s Republic of China

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 89818A102

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 7,580,619 shares

(b)	Percent of Class: 20.78%, based on 36,472,075 shares outstanding as of February 8, 2011

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 7,580,619 shares

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 7,580,619 shares

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

CUSIP No. 89818A102	13G	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification:

Not Applicable

CUSIP No. 89818A102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

By:	/s/ Mr. Qiang Li
Capital Melody Limited

By:	/s/ Mr. Qiang Li
Mr. Qiang Li